                                                                   EXHIBIT 99.01


                                 PENNSYLVANIA
                           PUBLIC UTILITY COMMISSION
                             Harrisburg, PA  17120

                               Public Meeting held September 21, 1989

Commissioners Present:

     Bill Shane, Chairman
     William H. Smith, Vice Chairman
     Joseph Rhodes, Jr.
     Frank Fischl, dissenting

Petitions of West Penn Power Company for
Approval of Electric Energy Purchase
Agreements and for Orders Granting Rate
Recognition of Purchase Power Costs
                                                       Docket Nos.
Re:  Milesburg Energy, Inc.                            P-870216
     Monongahela Lock & Dam No. 8                      P-880283
     Burgettstown Project                              P-880284
     Shannopin Mine Project                            P-880286


                                     ORDER

BY THE COMMISSION:

          Before us for consideration is the Recommended Decision ("R.D.") of Administrative Law Judge Larry Gesoff ("ALJ") issued June 27, 1989 in the above-captioned consolidated proceedings, as well as the Exceptions and the Reply Exceptions filed by the various parties. Also before us is the Application for Stay of Proceedings and Motion for Reconsideration filed by North Branch Energy Partners, L.P. ("North Branch") on August 21, 1989 and September 12, 1989, respectively, at Docket No. P-880284, as well as various responsive pleadings thereto. For the reasons stated more fully below, we will (1) grant West Penn Power Company's ("West Penn") petition at Docket No. P-880283 for approval of the Electric Energy Purchase Agreement ("EEPA"-) with Noah Corp., the developer of the Monongahela Lock & Dam No. 8 Project; (2) grant West Penn's petition at Docket No. P-880286 for approval of the EEPA with Mon Valley Energy Corp. ("Mon Valley"), the developer of the Shannopin Mine Project; (3) grant West Penn's petition at Docket No. P-880284 for approval of the EEPA with North Branch, the developer of the Burgettstown Project, while granting North Branch's Petition for Modification and Application for Stay with respect to the Financing Closing Date and related milestones in its EEPA; and (4) require West Penn to execute a new EEPA with Milesburg Energy, Inc. ("Milesburg"), similar in terms and conditions to Milesburg's 1987 EEPA but with modifications to the Financing Closing Date and related milestones and revisions to the capacity credit, grant approval of the revised EEPA, and deny West Penn's petition to withdraw its rate recovery petition. With respect to the rate structure issue raised in this proceeding, we find merit in the concept of allocating capacity charges to customers on a demand/energy basis through West Penn's Energy Cost Rate ("ECR") mechanism. However, rather than requiring West Penn to modify its ECR in its next annual filing, we will open a separate proceeding to consider modifications to West Penn's ECR after receipt of an advisory report from our Bureau of Audits.

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                                   BACKGROUND
                                   ----------

          The long history of these proceedings was fully described at pp. 1-32 of the ALJ's R.D., which we will incorporate by reference herein.

          Following issuance of the ALJ's R.D. on June 27, 1989, Exceptions were filed by Milesburg, North Branch, the Office of Consumer Advocate ("OCA"), and Armco Advanced Materials Corp./Allegheny Ludlum Corp. ("Armco/Allegheny").
The West Penn Power Industrial Intervenor's ("WPPII")/1/ filed a letter stating that it did not intend to file Exceptions to the ALJ's R.D. Reply Exceptions were filed by West Penn, OCA, WPPII, Armco/Allegheny and jointly by North Branch, Milesburg, and Mon Valley.

          On August 21, 1989 North Branch filed an Application for Stay of Proceedings with respect to the Financing Closing Date of October 1, 1989 in its EEPA. West Penn filed an Answer and Armco/Allegheny filed a Protest opposing North Branch's Application on August 25 and August 28, respectively. On September 12, 1989 North Branch filed an Amendment to its

______________________

/1/ WPPII is an ad hoc group of industrial customers comprised, in these proceedings, of Airco Industrial Gases, Latrobe Steel Co., National Roll Co., Pennsylvania Pressed Metals, Powder Metal Products, Inc., and PPG Industries, Inc.

                                     - 3 -
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Exceptions, thereby withdrawing its request for modification to its capacity rates, and a Motion for Reconsideration. Answers to the Motion for Reconsideration were filed by West Penn and Armco/Allegheny on September 15 and September 13, respectively. North Branch filed a Response to West Penn's Answer on September 19, 1989.

          Our decision of today's date addresses the merits of the issues raised in these consolidating proceedings and grants North Branch's Application for Stay.


                                  DISCUSSION
                                  ----------

          We will address the issues raised in this proceeding seriatim by reference to the ALJ's R.D. regarding each issue, which we incorporate by reference herein, and the Exceptions and Reply Exceptions thereto. A discussion and ruling on the North Branch Application for Stay will follow. Phase I of the proceeding generally addresses the reasonableness of the capacity credits set forth in the various EEPAs as well as the rate structure issue regarding the methodology by which the capacity costs paid by West Penn to developers of qualifying facilities ("QFs") should be recovered from ratepayers. Phase II of the proceeding addresses issues raised by the lengthy delay in the approval process to which the EEPAs have been subjected.

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                                 A.  PHASE I.
                                 ------------

     1.   The Legal Standard to be Applied; R.D. 32-42.
          ---------------------------------------------

          The ALJ rejected the arguments of Armco/Allegheny and OCA that the Commission's regulations cannot be used as a benchmark to assess the reasonableness of capacity rates in negotiated contracts. Rather, the ALJ concluded that, if negotiated rates are at or below the rates to which a QF would be entitled as a matter of law (i.e., as defined by the Commission's regulations), the rates are per se reasonable. The ALJ rejected the collateral
                            --- --
attack by Armco/Allegheny and OCA on the Commission's regulations, stating that they are in full force and effect unless and until they are modified by the Commission or invalidated by the Commonwealth Court. Nevertheless, the ALJ concluded that, due to the nature of the evidence in this record, in these proceedings the reasonableness of the various capacity credits should be measured against West Penn's methodology as opposed to the Commission's regulations.

          Milesburg excepts to the ALJ's conclusion that, due to the evidence in this record, the Commission's regulations cannot be used as the benchmark in these proceedings Milesburg states that West Penn's witness introduced the calculations under the regulations into the record on behalf of the parties to this proceeding, and that whether West

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Penn or other parties are critical of the regulations is irrelevant. Milesburg notes that the Commission consistently has held that its regulations should serve as the standard against which the reasonableness of rates in an EEPA are to be evaluated.

          North Branch excepts to this portion of the ALJ's R.D. as well, noting that West Penn's witness stated on the record that West Penn's avoided cost filing of July 31, 1986, which reflected a capacity credit for 1991 of 4.85 cents per kwh, represented West Penn's best estimate of its avoided costs based on its interpretation of the regulations. North Branch states that the ALJ erred in disregarding the calculations based on West Penn's opposition to and collateral attack of the regulations.

          OCA excepts to the portion of the R.D. that states that calculations under the Commission's regulations could serve as a proper benchmark against which the reasonableness of the capacity credits could be measured based on OCA's argument that the Commission's regulations do not employ discounting and therefore violate Section 210 of the Public Utility Regulatory Policies Act of 1978, 16 U.S. (S)824a-3 ("PURPA 210").

          West Penn's Reply Exceptions at p. 2 state that "[n]o party has challenged the formulas developed by [West

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Penn] for computing avoided cost, which produce a lower avoided cost figure than under the Commission's own regulations, but rather only the inputs used in the formulas." West Penn states that it is not necessary in this case to choose between West Penn's and the Commission's methodologies because, except for a minor adjustment to the Milesburg calculation, use of either methodology results in approval of the contract rates as being at or below avoided costs.

          North Branch, Milesburg and Mon Valley, jointly filed Reply Exceptions ("Projects' Reply Exceptions") stating that OCA's criticism of the Commission's regulations should be given no consideration in these proceedings.

          OCA's Reply Exceptions state, inter alia, that the ALJ's
                                        ----- ----
recommendation not to apply the Commission's regulations was not based on West Penn's criticisms, but on the lack of an adequate evidentiary foundation for their consideration. OCA states that the Projects had an opportunity to file answering testimony and alternate calculations. OCA argues that the testimony of West Penn witness Kave and West Penn's 1986 avoided cost filing were not sufficient evidence.

          Armco/Allegheny's Reply Exceptions state that, since the R.D. assessed the various capacity credits based on West Penn's methodology, it makes no difference that the R.D. did not compare the capacity credits to rates derived

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under the Commission's regulations.  Armco/Allegheny argue that the regulations are ambiguous and produce rates in excess of avoided costs; that West Penn's avoided cost filings apply only to QFS of 500 kw or less; and that the QFs in this proceeding are not automatically entitled to capacity rates set forth in annual avoided cost filings.

          On this issue, we adopt the ALJ's recommendation. The reasonableness of rates in negotiated contracts generally is to be determined by a comparison to rates that would be required by an application of the Commission's regulations. This is a fundamental concept that has been the basis for nearly all of the Commission's Orders approving rate recovery of amounts to be paid to QFs under negotiated agreements. The methodology in the Commission's regulations is binding upon all in Pennsylvania unless and until the Commission revises it as a result of the generic investigation at Docket No. 1-860025 or otherwise.
We find no merit in arguments that our regulations overstate a utility's avoided costs. State regulatory commissions have been granted a substantial degree of latitude in the implementation of PURPA 210, and avoided costs are defined by
                                                                   -------
our regulations. In other words, our regulations determine what a utility's avoided costs are under the law, notwithstanding arguments that a different methodology or methodologies might be preferable. The possibility that our regulations may not be perfect in some party's view is irrelevant. The regulations

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were finalized in January 1983 after an extended notice and comment period in a proceeding where all interested parties had the opportunity to make their views known. Although we may refine our regulations as a result of our generic investigation, in our view the regulations are basically sound. In particular, our coal proxy regulation at 52 Pa. Code (S)57.34(c) recognizes the fact that logically the next base load unit for a utility in Pennsylvania that is anticipating a need for additional base load capacity would be a coal plant. By basing capacity credits on a capital-intensive unit with relatively stable associated energy credits, the coal proxy regulation encourages the development of capital-intensive qualifying facilities such as those that are fueled by coal or coal waste. From both a ratepayer and a public policy perspective, in our view it is important that our regulations under PURPA 210. permit continued development of coal and coal waste facilities.

          Notwithstanding the fact that generally avoided costs are to be determined by application of our regulations, we agree with West Penn that it is not necessary in this proceeding to choose between West Penn's and the Commission's methodologies because use of either methodology results in approval of the contract rates. All parties agree that West Penn's methodology produces rates that are lower than rates produced by the Commission's regulations. None of the Projects have requested rates calculated under the regulations. Therefore, as a practical matter, we adopt the ALJ's recommendation

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to utilize West Penn's methodology as the benchmark for determining West Penn's avoided costs in these proceedings. Since rates calculated under our regulations would be per se reasonable, and West Penn's methodology produces lower rates, it
         --- --
follows that rates calculated under West Penn's methodology (assuming the inputs are appropriate) are per se reasonable as well. Our decision on this issue also
                     --- --
renders it unnecessary to resolve any ambiguities that may exist in our regulations at this time.

      2.  Burden of Proof, R.D. at 42-44.
          -------------------------------

          The ALJ concluded that under Section 332(a) of the Public Utility Code, 66 Pa. C.S. (S)332(a), West Penn has the burden of proof in these proceedings as the proponent of an Order. The ALJ states that West Penn must meet its burden of proof by substantial evidence. No party filed an exception to this conclusion. We adopt the ALJ's recommendation on this issue.

     3.   Time Frame, R.D. at 44-52.
          --------------------------

          With respect to the time frame that will be utilized to determine West Penn's avoided costs, the ALJ recommended adoption of West Penn's agreement in principal on rates as the time of serious negotiations under the Commission's standard set forth in Pennsylvania Public Utility Commission v.
                      -----------------------------------------

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Duquesne Light Company, Docket No. R-860556 (July ___, 1987).  Agreement in
----------------------
principle on rates was reached in April 1985, May 1986, September 1986, and October 1986 for the Monongahela, Milesburg, Shannopin and Burgettstown Projects, respectively.

          The only party to file an exception to this recommendation was Armco/Allegheny, which argue that the date that the EEPAs were executed should be utilized. Armco/Allegheny state that two tax changes occurred prior to the contract signing dates that should be incorporated into the calculation of the capacity credits for the Milesburg, Shannopin and Burgettstown Projects, namely the Tax Reform Act of 1986, signed into law October 22, 1986 and effective in tax years 1987 and beyond, and a reduction in the Pennsylvania Corporate Net Income Tax effective January 1, 1987. Armco/Allegheny argue that the dates of contract execution (February 25, 1987 and October 15, 1987) are the earliest dates that the serious negotiations standard should be deemed satisfied because these were the dates the Projects were legally committed.

          West Penn's Reply Exceptions state that the issue is whether West Penn's use of time of agreement in principle to determine avoided costs was reasonable. West Penn notes that Armco/Allegheny offered no witness with experience in negotiating QF contracts or with experience in financing

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     such contracts; witnesses with such experience were West Penn's chief contract negotiator; representatives of the Projects, and a Vice-President of Mellon Bank with considerable experience in project financing. West Penn states that the testimony of these witnesses demonstrates that calculation of avoided costs at the time of agreement in principle on rates is critical to encourage and stabilize the process of voluntary negotiation of contracts under PURPA, since the developer of a QF needs rates upon which it can rely in evaluating the potential feasibility of a project. Typically, a developer has only limited available resources and has to borrow between 75% and 85%, and sometimes more, of the funds necessary to construct a facility. Usually this money is loaned without recourse to any assets other than the project itself; therefore, lending institutions must rely on the revenue stream generated by the sales of power to repay the debt. As a result, substantive evaluation of project financing cannot be made until the qualifying facility and the utility have agreed upon a particular rate. An up-front evaluation of economic feasibility is important because often the substantial investment to lay the groundwork for a project is not possible without some assurance that the project is economically feasible. If West Penn were not able to agree to purchase rates until a contract is signed, the QF could get all the way to final contract negotiations only to find that avoided costs for capacity have dropped. West Penn states that, although a broad "serious negotiation" standard creates problems for a utility, West Penn's selection of a specific point during negotiations (agreement in principle) is consistent with the intent of the serious negotiation standard. In calculating avoided costs for these contracts, West Penn selected a specific time during the negotiation process at which its risk of relying on a project's capacity for planning purposes is significantly reduced. West Penn states that Armco/Allegheny's argument on this point applies hindsight because, in this case, lower rates would result. However, avoided costs just as easily could have increased.

          The Projects' Reply Exceptions state that Armco/Allegheny's position on the tax issue in reality is a request that the Commission change its policy on the serious negotiations standard, and that any changes in policy should not be made retroactively. Acceptance of Armco/Allegheny's argument would assume that existing policy is meant to be changed on a case-by-case basis and would seriously undermine the Commission's credibility. The Projects support the Commission's standard because it ensures that negotiated rates will be preserved as negotiations continue; under Armco/Allegheny's proposal developers would be required to petition the Commission for higher rates under the regulations in order to "lock-in" avoided cost estimates. The Projects note that Armco/Allegheny relied solely on the testimony of one witness to support their argument who had no experience in advising parties to QF contracts, had never negotiated a QF contract, and did not consider the effect of his theory on potential developers. Nevertheless, with no experience or background, the witness stated that "[t]he time frame of serious negotiations is completely nebulous and ambiguous. Such a time frame could expanse years of negotiations prior to the signing of a contract." Projects' Reply Exceptions, p. 3. The Projects assert the time frame for serious negotiations is neither nebulous nor ambiguous, and that each project has identified a specific period, none longer than seven months, during which rates were agreed upon and expenditures were made in reliance thereon. The Projects state that Armco/Allegheny's witness has confused negotiation of rates with negotiation of technical terms and conditions. The Projects refer to testimony that, without a firm commitment on price (1) contractors and engineers are reluctant to provide bids and financing is unavailable; (2) developers would not risk the substantial development costs required to perform essential activities necessary to advance a project from the early feasibility study stage to contract signing; and (3) use of contract execution date would have a chilling effect on cogeneration and small power production. The Projects state that use of hindsight would establish a constantly moving target with respect to avoided capacity rates and could be used by a utility to circumvent the requirement to provide capacity credits to a QF merely by refusing to enter into an EEPA or by delaying execution of an EEPA. The Projects argue that the rates quoted to the Projects were reasonable at the time, and any change thereto would be retroactive policy-making which has never been contemplated by this Commission even in the generic investigation. Finally, the Projects' Reply Exceptions briefly describe the negotiations and project development work that took place for each Project and conclude that each Project satisfied the serious negotiations standard in Duquesne.
                                                                      --------
     The Projects aver that Armco/Allegheny's proposal is totally unrealistic and cannot result in a negotiated EEPA because an EEPA cannot be executed without the prior completion of substantial development work. With respect to the related tax issue, the Projects state that West Penn correctly applied the tax laws in effect at the time of serious negotiations in the calculation of the Fixed Charge Rate ("FCR"). The Projects' rates were calculated in or before May 1986 while the Conference Report on the Tax Reform Act of 1986 was not issued until September 19, 1986. Thus, it is unreasonable to argue that West Penn should have recalculated its prior firm price quotes after the Projects had expended substantial amounts of money in reliance upon those rates.

          On this issue we adopt the ALJ's recommendation, and reiterate our longstanding policy that avoided costs are to be determined as of the time of serious negotiations. Objective criteria are needed and must be applied consistently to give reliability to negotiations between utilities and

     QFs. Otherwise, avoided cost rates would evolve into a constantly moving target, a phenomenon that would undermine contract negotiations and chill the continued development of cogeneration and small power production facilities. Our policy was formulated in recognition of the fact that a utility's avoided costs could drop; however, a utility's avoided costs just as easily could rise. The ALJ correctly noted that, "[u]ltimately, no matter what time is used to fix EEPA purchase rates, the ratepayers bear a risk that avoided costs will go down after that time and the QF bears the risk that avoided costs will go up." R.D. at 51. For the reasons set forth in the Reply Exceptions of West Penn and the Projects, we find that Armco/Allegheny's argument that time of contract execution should control is without merit. Therefore, we affirm our policy on the serious negotiations standard and accept West Penn's agreement in principle on rates as the time that the serious negotiations standard was satisfied. Our adoption of the agreement in principle on rates is limited to the facts of the instant proceeding since utilities other than West Penn utilize different practices and procedures when negotiating QF contracts. Moreover, if the evidence in a proceeding demonstrated that a utility unreasonably delayed the issuance of project price proposals, the time frame for serious negotiations would be set prior to the agreement in principle on rates. In addition to the need to prevent avoided costs from evolving into a moving target, there is a need to assure that utilities

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     cannot deprive QFs of avoided cost rate entitlement by delaying negotiations.

          4.   The Reasonableness of the Capacity Rates in the EEPAs.
               -----------------------------------------------------

               a.   West Penn's Methodology, R.D. at 52-55.
                    --------------------------------------

          The ALJ's description of West Penn's methodology is not a recommendation on a contested issue, and does not require a discussion. Nevertheless, the ALJ's R.D. aptly summarizes West Penn's methodology and the remaining issues in Phase I of these proceedings. Therefore, for purposes of clarity and completeness, we will set forth in full this section of the R.D.

          West Penn's methodology for calculating the avoided costs in the EEPAs is set forth in WPP Exhibit 1 and described in WPP Statement 1 at pages 15-20 generally and at pages 20-24 for each Project. West Penn's methodology is included in a report captioned "The Value of Generating Capacity". WPP Ex. 1. West Penn's methodology calculates avoided costs by determining the amount of overlap between the QF's supply of capacity and the APS need for capacity. This overlap shows how much capacity (in months) can be avoided by recognizing the in-service date and economic life of the APS plant as well as the in-service date and contract term of the QF. These avoided costs are spread over the QF contract term as a levelized rate such that the present value of the avoided APS plant costs equals the present value of the payments to the QF. According to Mr. Kave, these equivalent present values ensure that the ratepayers pay no more for QF capacity than the avoided costs of the APS plant, regardless of the in-service date and contract term of the QF. WPP St. 1 at 15-16.

          The APS need for generating capacity is determined from the APS Integrated Resource Plan which, for these Projects, shows that new, avoidable generating capacity would be needed in the form of three, 300 Mw coal-fired units. These units were included as a part of West Penn's annual system cost data filing (52 Pa. Code (S)57.33) and the annual resource planning report (52 Pa. Code (S)57.49). Mr. Kave states that these units are also consistent with the coal proxy definitions used within the Commission's regulations. WPP St. 1 at 16.

          The rates in cents per Kwh will differ among projects depending on the length of the contract term and the QF's in-service date. Generally, the closer a QF's in-service date is to WPP's need for capacity, and the longer the contract term overlaps the life of the avoided plant, the greater the costs are that can be avoided.

          Similarly, avoided capacity rates differ depending on when the next APS plant is needed. That is, for a given QF contract term and in-service date, the rate may change if the APS Integrated Resource Plan changes. All other things being equal, the farther into the future the next need for an APS plant, the lower the avoided capacity cost rates will be under APS's methodology. This tends to discourage capacity additions by QFs that are not needed. Conversely, if there is a near term need for capacity, the methodology tends to encourage QF development by offering higher rates According to Mr. Kave, this sensitivity to forces of supply and demand creates a built-in safeguard against excess capacity problems. WPP St. 1 at 17.

          Another reason that capacity rates may differ among projects is that capacity rate calculations are performed using standard APS information and estimates which are available at the time of calculation. Since these calculations are performed at different times, the underlying information may change. WPP St. 1 at 17.

          Capacity rates are normally paid to QFs on a cents per Kwh basis for Kwh's of energy which are scheduled and delivered. This provides a strong incentive for the QF to maximize its availability and deliveries. Under dispatch conditions the QF is paid a capacity rate for the amount of capacity which is available and scheduled for possible delivery. Under certain conditions of poor performance, such as excessive deliveries during off-peak hours and inability to meet dispatch criteria, the capacity payments to the QF are reduced. WPP St. 1 at 17.

          As noted above, West Penn maintains that the EEPA rates are below its avoided costs under either its methodology or the Commission's regulations. No party challenged West Penn's methodology or the calculated energy rate in the EEPAs.

          At issue are the correctness of the inputs West Penn used in its methodology regarding the capacity rate calculation. These inputs include the reserve margin, the type of avoided unit used (coal v. combustion turbine), the avoided unit's availability, and the fixed charge rate.

          Also at issue is WPPII's assertion that West Penn's capacity rates should be based on the renovated Springdale and Mitchell plants which will come on line before any of the QFs. In addition, OCA argues in favor of a correction to the Milesburg Project avoided capacity costs to reflect monthly payments required by the EEPA. Finally, Armco/Allegheny and WPPII argue for EEPA capacity rates to be passed through to West Penn's ratepayers on a demand/energy basis instead of on an energy basis only. These issues are addressed below.

          b.   Reserve Margin, R.D. at 55-71.
               ------------------------------

          The ALJ recommended adoption of West Penn' planning reserve margin of 25%. Armco/Allegheny and OCA argued for reserve margins of 15% and 20%, respectively. The ALJ's R.D. accurately summarizes the position of each party and is, as stated above, fully incorporated herein by reference. The ALJ concluded that West Penn demonstrated that its planning reserve margin was not out of line with the electric industry throughout the United States and within the North American Reliabilitiy Council's ("NERC") regional council; that West Penn's high load factors and number of super-critical generating units supported its 25% margin; that West Penn used correct judgment in 1986 that the planning reserve margin should not be changed in response to a then recent improvement in generation availability; and that West Penn used correct judgment in considering potential acid rain legislation as one of several reasons why current availability data might not hold in the future. The ALJ concluded by noting that forecasting a reserve margin requires the use of studies and computer analyses, but the final decision requires informed judgment based on experience. The ALJ found that West Penn demonstrated that its 25% reserve margin decision was supported by studies available when the decision was made and by informed judgment based on experience, and recommended approval of the 25% planning reserve margin.

          OCA and Armco/Allegheny excepted to the recommendation OCA reiterates its claim that Allegheny Power Systems ("APS"), West Penn's parent company, should have conducted new reserve margin and generation planning studies in 1986, which would have indicated that the planning reserve margin should have been no more than 20% based primarily on an increase in unit availability on the APS system between 1983 and 1986 and OCA's view that large interconnected systems generally have a reserve margin of 15% to 20%. Armco/Allegheny reiterate their claim that West Penn did not meet its burden of proof with respect to its 25% planning reserve margin because the studies relied upon by West Penn were outdated and because West Penn and APS have allowed their reserve margins to drop below 25% by entering into agreements for the sale of 700 MW to out-of-state utilities.

          West Penn's Reply Exceptions state that the issue is not, as OCA and Armco/Allegheny would like to frame it, whether APS should have done a formal study in 1986 but whether, in light of the objective information available to APS planners in 1986, the judgment to use a 25% planning reserve margin in calculating avoided costs for these contracts was reasonable. West Penn states that the ALJ correctly concluded that its judgment regarding the proper planning reserve margin was appropriate given, inter alia, the existence of the super-critical units on the APS
            ----- ----
     system, APS' high load factor, and the availability of the units. With respect to Armco/Allegheny's exception, West Penn states that the 700 MW off-system sale in the winter of 1988/89 has no bearing on APS' planning reserve margin because the sale is interruptible and subordinate to native system load, which permits APS to use its existing capacity effectively without compromising system reliability. APS does not plan for off-system sales when determining that new capacity is needed; therefore the projected addition of capacity in 1995 was planned to meet native load plus a 25% reserve margin, as opposed to native load, plus off-system sales, plus 25%. West Penn notes that the 700 MW off-system sale actually was a sale of 700 MW for one year dropping to 300 MW for six years and zero thereafter.

          The Projects' Reply Exceptions emphasize that West Penn's 25% planning reserve margin had been sanctioned by the Commission in two prior proceedings, that the reserve margin is being used for planning purposes by West Penn to this day, and that West Penn still projects a need for energy in 1995. The Projects state that the reasonableness of West Penn's planning reserve margin is the issue, not the exact results of West Penn's forecasts.

          Upon review of the Exceptions and Reply Exceptions we find nothing that was not considered by the ALJ prior to making his recommendation that West Penn's planning reserve margin of 25% be adopted. The ALJ's decision on this issue is persuasive and we adopt it as our own. We find particularly persuasive the rebuttal testimony of West Penn's Director of Planning regarding the factors that were taken into account in establishing the reserve criterion, particularly the existence of ten super-critical units ranging in size from 540 mw to 640 mw, each of which is about 10% of the APS system peak load; APS' high load factor, which is normally one of the ten highest load factors of the top 100 investor-owned utilities in the country; and the uncertainty whether the recent improvement in unit availability would continue given, inter alia, the fact that the equipment is aging and the
                     ----- ----
     temporary lower stress levels on individual units resulting from temporarily higher operating reserves. One issue raised on exception that was not addressed by the R.D. was Armco/Allegheny's argument that the interruptible off-system sale of 700 MW in 1988/89 (dropping to 300 MW for
     -------------
     six years) demonstrated that West Penn did not need additional capacity. We find this completely unpersuasive for the reasons set forth in West Penn's Reply Exceptions.


          c.   Coal Unit v. Combustion Turbine, R.D. at 71-80.
               -----------------------------------------------

          The capacity credits in this proceeding were based on West Penn's projection in 1986 that the next generating unit it would construct would be a series of three 300 MW coal units, the first of which would be brought on line in 1995. OCA argued that in 1986 West Penn should have planned to construct oil or gas fired combustion turbines ("CTs") to provide peaking capacity before constructing additional coal units. The ALJ concluded that West Penn submitted substantial evidence to support the APS decision in 1986 that a coal unit would be required in 1995.

          OCA excepted to this finding, arguing that peaking units (oil or gas fired CTs) should have been planned by West Penn rather than base load generation in the form of coal fired units. OCA's preference for oil or gas fired units is based on arguments pertaining to need for fuel diversity, projected fuel costs for the coal plant v. marginal fuel costs on the system, and the use of a dependent forced outage rather than actual unit unavailability in West Penn's studies.

          West Penn's Reply Exceptions state that the APS 1986 Generation Plan was supported by considered judgment based on the following factors:

          (1) the many years of satisfactory service provided by coal-fired units to APS and its ratepayers;

          (2) the drastic escalation in the price of oil and gas even though tempered by a drop in prices in late 1985 and early 1986;

          (3) the results of studies that at best showed only a minor financial advantage for combustion turbines;

          (4) the technological limitation(s) on combustion turbines at that time; and

          (5)  public policies and laws designed to encourage the use of coal.

     West Penn's Reply Exceptions refer to its Main Brief and Reply Brief, which refute the arguments in support of an oil or gas fired peaking unit raised by OCA. With respect to fuel diversity, West Penn states that the objective is not to provide a pre-determined fuel mix, but to provide a reliable power supply at the lowest cost, which should be done by using the fuel sources that are the most reliable and cost the least over the planning horizon. West Penn notes that the APS service area has large reserves of coal that have over time provided a stable supply of fuel at a reasonable cost; that the availability and price of oil and gas have been unpredictable and uncertain; and that the economy of the APS service area benefits from the use of coal.

          With respect to OCA's argument comparing fuel costs of a coal plant to the fuel costs of the APS system,

     West Penn states that even if the new coal units were projected to have a higher operating cost than the average costs on the system, it is inappropriate to compare operating costs between types of generation. West Penn notes that if this type of comparison were to be made, CTs always would have exceedingly high costs (about 4 (cents) to 1O (cents)/kwh depending on oil and gas prices) compared to coal. West Penn states that neither of the computer runs discussed by OCA shows either a large benefit or cost to installing CTs, and that there certainly was not enough difference to make a decision based only on computer runs. West Penn avers
                                         ----
     that "[t]he decision to stay with coal fired generation was based on the experience of many years and common sense. The use of coal has been the
                                                ----------------------------
     reason the APS cost of electricity has been among the lowest in the
     -----------------------------------------------------
     country." West Penn Reply Brief at 12 (emphasis supplied).
     --------

          With respect to OCA's argument on the use of dependent forced outage rates, West Penn states that the purpose of using these rates is to better model the way the power system actually operates. While most computer models use an average forced outage rate, in actual practice many units may be out of service at one time, necessitating the use of CTs. West Penn states that if there are many units out of service at the same time, usually it is due to some type of dependency, i.e., weather-related, equipment similarities, storms, etc. When these dependent forced outage conditions do occur, necessitating the use of CTs, it might be necessary to run them eight to thirteen hours a day because of the APS high daily load factors, where hourly loads do not vary much over long periods during the day.

          The Projects' Reply Exceptions state that OCA's entire argument that the avoided unit should have been a CT rather than a coal-fired unit is that planning and judgment cannot be used along with a least cost study. The Projects state that, while all of West Penn's planning for the mid-1990's included adding base load plant in 1995, OCA unilaterally decided that West Penn should add peaking power in that year and assumed a low cost and available source of oil in 1995 and beyond. The Projects state that none of OCA's assumptions as to oil prices were known in early 1986, and that OCA's continued reliance on its argument with respect to cheap and stable oil prices in the future is unsupportable in light of the current state of the fuel market. Finally, the Projects note that West Penn added considerable peaking capacity in 1986 (the Bath County Pumped Storage
     Unit), and that there is nothing on the record to support the proposition that another large peaking unit is needed next.

          We agree with the ALJ's recommendation on this issue; further we find compelling reasons supporting West Penn's choice of a coal-fired base load unit as opposed to an oil or gas-fired CT as the next generating plant on the system. Even assuming for the purposes of argument that studies showed a financial advantage to CTs, the advantage was minor at best. West Penn appropriately used its experience and judgment as well as formal studies when formulating its capacity addition plans. Its experience supported the choice of a coal unit for many reasons, including the many years of satisfactory service of coal units to its ratepayers, and the fact that the reason West Penn's rates are the lowest in Pennsylvania and among the lowest in the country is due to the use of coal. The volatility in the supply and price of natural gas and oil as well as the public policy in Pennsylvania of encouraging the use of coal also supported its decision. Additionally, West Penn's high daily load factor supports the decision to add additional base load capacity, as opposed to oil or gas fired peaking units (with low capital costs but high fuel costs), as well as the use of dependent forced outage rates in its studies. In sum, we strongly endorse West Penn's decision to add a coal-fired unit as opposed to an oil or gas-fired CT as its next generating unit. Selection of a CT over a coal unit due to at best a minor financial advantage produced by a formal study in our opinion would have been unwise. First, it would have exposed ratepayers to the volatility in the supply and price of oil and gas in the future; whereas coal supplies in the APS service territory are abundant and can be procured under long term contract. Second, in our opinion

     West Penn gave appropriate consideration to the public policy in Pennsylvania of encouraging the use of our indigenous coal resources and the economic benefits in the service territory resulting from the use of coal. The choice of a coal unit over a CT has more than theoretical consequences for the Projects under consideration, even though the Projects are designed to avoid or defer the construction of the next unit by APS. The Projects are themselves capital-intensive as they are designed to utilize coal and coal waste. Generally speaking, a capital-intensive project cannot be supported by capacity credits derived from a low cost combustion turbine. Moreover, we note that OCA did not advocate revising the Projects' energy credits (which were not challenged by any party to
                   ------
     these proceedings) to reflect the fact that its avoided unit of choice would be fired by oil or gas as opposed to coal. It is an interesting position that advocates capacity rates based on a cheap oil- or gas-fired combustion turbine and energy credits based on coal.

          There is an independent reason why basing the capacity credits in this proceeding on a coal plant was required that was not addressed by the ALJ's R.D. As West Penn notes in its Reply Brief, in 1986 it was anticipating inadequate system reliability within the next ten years as a result of not being committed to sufficient plant because its reliability criterion of a 25% reserve margin would not be met without additional generating units. Under 52 Pa. Code
     (S)57.34(c)(4)(iii) this triggers the required use of a coal plant as a proxy. Therefore, in addition to the fact that West Penn reasonably selected a coal plant as its next generating unit, our regulations would have required the payment by West Penn of capacity credits based on a coal plant even if West Penn had not selected any particular type of generating unit at all.

          For all of the foregoing reasons, we find that the capacity credits in this proceeding should be based on the costs of a coal-fired generating unit.

          d.   Mitchell and Springdale Units, R.D. at 81-85.
               ---------------------------------------------

          In 1983 West Penn's Springdale and Mitchell generating units were placed in cold reserve and removed from West Penn's rate base. In the Bath County litigation it was determined that the Springdale and Mitchell units, collectively 361 MW, would not be considered installed capacity for the purpose of evaluating whether the Bath County pumped storage project was excess capacity. WPPII argued that West Penn could return the units to active service by expending $71 million, and that West Penn's capacity credits should have been based on the reactivation costs rather than a new 300 MW coal unit. West Penn responded by noting that its 1986 Generating Capacity Plan showed the need for additional capacity in

     1995 despite the planned reactivation of Springdale and Mitchell in 1992
          -------
     and 1993. West Penn also noted that Mitchell and Springdale are oil-fired peaking units, and the Commission's regulations base capacity credits on a peaking unit only when it is due on-line within five years. Since in 1986 springdale and Mitchell were not "committed" units under the regulations, they were properly not used as the basis of the capacity credits in West Penn's avoided costs calculations.

          The ALJ agreed with West Penn's application of the facts to the Commission's regulations at 52 Pa. Code (S)57.34(c)(4)(i) and (iii), while disagreeing with West Penn's conclusion that the regulations require the use of costs associated with a new plant, as opposed to one in cold reserve. The ALJ rejected Armco/Allegheny's argument that the capacity credits in these proceedings should be based on the costs of reactivating Springdale and Mitchell.

          No exceptions to the ALJ's recommendation on this issue were filed. We agree with the ALJ and find that the costs of reactivating springdale and Mitchell were not the proper basis for determining West Penn's avoided costs in these proceedings. West Penn's Generating Capacity Plans in 1986 showed West Penn's need for a 300 MW coal unit in 1995 in addition to the
                                                            -- -------- --
     planned reactivation of Springdale and Mitchell in 1992 and 1993.

          Where a utility projects a need for more than one capacity addition, nothing in our regulations bars the payment of capacity credits based on more than one plant. Therefore, although it was appropriate for West Penn to offer the projects in these proceedings capacity credits based on its 1995 coal plant, West Penn also could have offered capacity credits to other QFs based on the reactivation of Springdale/Mitchell in 1987-1988 (five years before the planned reactivation). Although the resulting capacity credit would have been extremely small, the energy credit associated with Springdale and Mitchell, which are oil-fired, would have been substantially higher than the energy credits at issue in these proceedings. In sum, just as utility capacity addition plans are not mutually exclusive, capacity credits based on different capacity addition plans likewise are not mutually exclusive. In 1986 the appropriate plant upon which West Penn's avoided costs were based was the 1995 coal plant; even if West Penn had planned to reactivate Springdale and Mitchell within five years or by 1991, the Projects in question would have had the choice of which capacity addition plan they would help defer or avoid, which would in turn determine their appropriate avoided costs.

          e.   Fixed Charge Rate, R.D. at 85-95.
               ---------------------------------

          West Penn utilizes a levelized annual fixed charge rate ("FCR") to estimate the cost of owning capital assets.

     The principal elements of the-FCR are the cost of capital, depreciation, income taxes, insurance, and property related taxes. West Penn used a FCR of 17.7% for all three contested Projects. Armco/Allegheny argued for a FCR of 13.88% for Milesburg and 14.65% for Burgettstown and Shannopin. The ALJ concluded that West Penn calculated its FCR correctly and recommended its acceptance.

          No exceptions were filed with respect to the ALJ's findings on cost of capital, capital structure, cost of debt, cost of preferred stock, state and federal taxes, ad valorem rate (insurance and property taxes), or rate base. We adopt the ALJ's recommendation on these issues as our own.

          Armco/Allegheny excepted to the ALJ's recommendation to adopt West Penn's forecasted return on equity of 15%. West Penn's forecast was made by adding a risk premium of 400 basis points to forecasted bond rates, since it is universally recognized that investments in common stock are riskier than investments in bonds. To encourage investment in common stock, it is necessary to provide a higher return than an investor could receive in the bond market.

          Armco/Allegheny argue that the most appropriate return on equity would be the return of 14.25% approved by the Commission in July 1986 in West Penn's Bath County rate proceeding at Docket No. R-85022O. Armco/Allegheny argue that only the Commission can set a utility's return on equity, and that West Penn unlawfully usurped the Commission's authority by forecasting a higher rate of return. Armco/Allegheny state that West Penn committed its ratepayers to pay a higher return on equity to the QF developers than the Commission had required West Penn's ratepayers to pay to the utility.

               West Penn's Reply Exceptions note that the return on equity in the FCR for these avoided cost calculations required economic forecasting for the life of the contracts, i.e., as far out as the year 2031 (33 years
                                    ----
     past 1998). Armco/Allegheny did not contest the reasonableness of West Penn's projections; rather, Armco/Allegheny contended that using any
                                                                      ---
     projection was an error of law. West Penn states that Armco/Allegheny's argument defies logic and erroneously assumes that West Penn's return on equity is static and will remain at 14.25% for over 33 years. The Projects' Reply Exceptions note that Armco/Allegheny did not argue that West Penn's forecast was incorrect, and that the rates for each of these Projects were first quoted to developers prior to July 24, 1986, when the return on common equity from the then prior rate case was 15.5%.

               Armco/Allegheny's argument on this point requires little discussion. We agree with West Penn that it defies logic to assume that West Penn's rate of return on equity will remain static for the next 30-40 plus years. All components of an avoided cost calculation, including a fixed charge rate, require the use of reasonable projections. The use of a forecasted 15% return on equity did not usurp a Commission function. Therefore, we adopt the ALJ's recommendation on this issue.

           f.  Availability Factor.
               -------------------

          Armco/Allegheny have excepted to the fact that, through an oversight, the ALJ's R.D. failed to rule on their argument that the availability factor of the avoided coal unit should have been 8.0% rather than 75%. The availability factor is the percentage of time during the year that the avoided unit would be expected to operate, and is used as a component in the calculation of West Penn's capacity credit. The lower the assumed availability factor, the higher the capacity credit because the cost of the avoided unit will be spread over fewer Kwh. Armco/Allegheny aver that the newest scrubbed coal-fired units on the APS system are the 621 MW Pleasants Units, which had average availabilities of 80-81% between 1983-1987. Armco/Allegheny aver that, although the only other scrubbed coal-fired unit on the APS system, Mitchell No. 3, had an availability of only 73.9% between 1983-1987, it is more appropriate to use the Pleasants Units because they are newer and provide a better indication of the expected availability of units that would be built in the mid-1990s.

               West Penn's Reply Exceptions state that Armco/Allegheny selectively analyzed APS availability data in order to find an example to support its contention. West Penn takes into account many factors, including potential acid rain legislation, in forecasting future availability. Selection of one four year average availability of one unit does not support an assumption that West Penn should anticipate that particular availability over the economic-life of the avoided unit. The Projects' Reply Exceptions similarly state that the selection of only one
                                                                           ---
     time period for one unit does not support use of the corresponding
                     ---
     availability factor.

               On this issue we agree with West Penn, and reject the argument of Armco/Allegheny. Selection of one four year period for one unit does not support an assumption that the avoided unit would have had an equivalent availability factor over its useful life. Even if the Pleasants Units were selected as the best representative units on the APS system, the four year
                                         -----
     period of 1983-1987 selected by Armco/Allegheny occurred very soon after
     ------
     Pleasants Units 1 and 2 were placed in-service in 1979-1980. It is unreasonable to assume that a plant will continue to operate over its 30-33 year life at the same availability factor that it did when it was nearly new. Over time, equipment ages and must be replaced. Therefore, we find that the four year availability factor cited by Armco/Allegheny is not particularly relevant, and adopt West Penn's projection of a 75% availability factor for the life of the avoided unit.

          5.   Section 527 of the Code, R.D. at 95-97.
               --------------------------------------

               The ALJ's R.D. rejected Armco/Allegheny's argument that Section 527 of the Public Utility Code, 66 Pa.C.S. (S)527, requires discounts from full avoided costs. We rejected this argument previously in our Order on Reconsideration in these proceedings entered January 19, 1989. Nevertheless, Armco/Allegheny argue that Section 527 applies to negotiated rates as opposed to rates set administratively by the Commission.

               The ALJ rejected Armco/Allegheny's argument as "engaging in legislative mindreading with no support except stretched logic." R.D. at
     97. The ALJ concluded that, since Section 527 cannot be used against full avoided cost rates calculated under the Commission's regulations, neither can it be applied to full avoided cost rates in a voluntary agreement. The ALJ notes that, even though not mandated by Section 527, the record in these proceedings demonstrates that the EEPA rates are below West Penn's avoided costs.

               Armco/Allegheny's Exceptions at p. 32 repeat their assertion that "Section 527 clearly requires that in Pennsylvania rates paid to QFS should be less than avoided costs since this is the only way to provide ratepayers
        ---- ----
     with savings as a result of cogeneration." (emphasis supplied). While conceding that the federal full avoided cost standard applies to rates imposed by the Commission as a result of a complaint proceeding,

     Armco/Allegheny assert that PURPA does not apply to a negotiated contract. Armco/Allegheny also argue that none of the contracts under consideration provide for savings since West Penn's input assumptions into its methodology were erroneous, and that even if the inputs were correct, the savings under the contracts are not enough.

               West Penn's Reply Exceptions state that Section 527 is clear on its face and, rather than mandating discounts from avoided costs, requires only that discounts that do exist be passed on to ratepayers. West Penn states that there is no legislative history to support Armco/Allegheny's interpretation of Section 527, and that any requirement that rates available to QFs in voluntary contracts be below avoided costs would be preempted by federal law.

               The Projects' Reply Exceptions characterize Armco/Allegheny's argument on this issue as farfetched, and note that the Federal Energy Regulatory Commission ("FERC") directly addressed the savings issue and mandated that rates to QFs be set at a utility's full avoided costs. The
                                                      ----
     Projects echo West Penn's interpretation of Section 527 as requiring utilities to pass any savings that exist to customers rather than retaining a profit on purchases of power from QFs.

               On this issue we agree with the ALJ's R.D. Armco/Allegheny's argument is based on stretched logic and, if accepted, would result in an interpretation of Section 527 that would violate federal law. When promulgating its rules under PURPA 210, FERC considered and rejected arguments that rates to QFs should produce savings to customers. FERC mandated that rates for purchases be set at a utility's full avoided costs. Small Power Production and Cogeneration Facilities;
     ----                 --------------------------------------------------
     Regulation Implementing Section 210 of the Public Utility Regulatory
     -------------------------------------------------------------------
     Policies Act of 1978, Docket No. RM79-55, Order No. 69 (February 19, 1980),
     --------------------
     45 Fed. Reg. 12214, 12222 (February 25, 1980).  The full avoided cost
        ---- ----
     standard was reviewed and approved by the U.S. Supreme Court in American
                                                                     --------
     Paper Institute v. American Electric Power Service Corp., 461 U.S. 402
     --------------------------------------------------------
     (1983). Therefore, unless and until the full avoided cost standard is revised by FERC, any interpretation of Section 527 as requiring discounts from full avoided costs would be unconstitutional. Hines v. Davidowitz,
                                                         -------------------
     312 U.S. 52, 67 (1941). Armco/Allegheny's argument that negotiated rates are not governed by PURPA is equally invalid. Although FERC's and this Commission's regulations allow a QF to voluntarily accept rates below a utility's avoided costs, there is nothing to support an argument that a utility cannot voluntarily agree to pay full avoided cost-based rates. If this were so, a utility could not voluntarily comply with PURPA 210! Rather, utility compliance with PURPA could be achieved only upon the filing of a formal complaint. This is clearly unsupported and we reject Armco/Allegheny's argument in its entirety.

          6.   OCA's Corection to Milesburg's EEPA, R.D. at 97-100.
               ---------------------------------------------------

               This issue was addressed in Phase I of the ALJ's R.D. We will address it in Phase II. Our intention is that Phase I issues addressed in our Order be applicable to four peoceedings. Issues that are specific to an individual Project will be discussed in Phase II, and our Order(s) in Phase II will be specific as to each individual docket number.

          7.   Capacity Costs Allocated on a Demand/Energy
               -------------------------------------------
               Basis, R.D. at 101-105.
               -----------------------

               This rate structure issue involves the methodology by which QF capacity payments will be recovered from ratepayers. Currently, all QF costs (energy and capacity) are recovered through West Penn's Energy Cost Rate mechanism ("ECR"). a West Penn currently has approximately 135 MW of QF capacity on-line. The Projects in these proceedings represent another 205 MW. While rates paid to Monongahela, Milesburg, Burgettstown and Shannopin will not be reflected in customers' bills until the Projects are financed and constructed, West Penn's existing ECR recovers all costs paid to QFs on an energy or kwh basis. WPPII and Armco/Allegheny advocate recovery of QF capacity payments from ratepayers on a demand/energy basis through the ECR in a manner similar to that which would have occurred if the capacity had been built by West Penn and the costs allocated on cost-of-service principles in base rates. Armco/Allegheny advocated the adoption of a particular mechanism to achieve a demand/energy allocation based on a single coincident peak methodology.

               The OCA opposed Armco/Allegheny's proposal on the basis that (1) it would add complexity to West Penn's ECR; (2) the single coincident peak methodology was not utilized for Bath County; (3) a single coincident peak methodology could result in volatile changes in cost allocations depending on peak responsibility for a single day; and (4) the rate structure issue has not been set for decision by the Commission in these proceedings.

               The ALJ concluded that both Armco/Allegheny and OCA were correct. Finding that the reasons for using a demand/energy allocation are sound, but that the allocation should not be set in this proceeding, the ALJ recommended that West Penn be directed to make a demand/energy allocation in its next ECR filing, and that all existing on-line QF capacity be included. OCA excepted, reiterating its position that no action on the rate structure issue should be taken in these proceedings. OCA states that the Commission has never held that it is necessary to determine QF rate structure years in advance of the time when the costs will be collected from customers. OCA also states that no notice was provided to ratepayers that rate structure issues would be determined in these proceedings. North Branch also excepts, stating that West Penn's Petition for Approval of the North Branch EEPA did not request approval to pass the costs through to ratepayers pursuant to any particular allocation method, and that the allocation issue should be decided in a separate proceeding.

               WPPII's Reply Exceptions state that the Commission has expressed an unwillingness to review the demand/energy allocation of QF purchased power costs in the context of an ECR proceeding, and that the ALJ recommended only that the principal of a demand/energy allocation be
                               ---------
     adopted in this proceeding, leaving the particular methodology to a later proceeding where all parties will be afforded an opportunity to be heard. WPPII notes that West Penn currently is collecting QF purchased power costs through its ECR. WPPII argues that the rate structure issue is relevant to these proceedings because rate recognition permits West Penn to recover costs through its ECR mechanism. WPPII states that ratepayer indifference embodied in PURPA should be preserved. Finally, WPPII states that modifying the practice of allocating QF capacity costs on a kwh basis will alleviate any need for industrial intervention in QF development.

               Armco/Allegheny's Reply Exceptions state that the demand allocation issue is within the scope of these proceedings because: (1) fai1ure to allocate capacity costs on a demand basis would violate the underlying premise of PURPA of customer indifference; (2) West Penn's rate recovery petitions sought ECR pass through; and (3) The ALJ did not recommend that any particular type of allocation be adopted in these proceedings.

               We agree in part with the ALJ's recommendation and adopt the R.D. on this issue up to the conclusion of the first paragraph on p. 104. However, the ALJ's statement that the costs in question will not be recovered until West Penn's next ECR proceeding is inaccurate. The capacity costs at issue in these proceedings will not be recovered for several years as the Projects proceed to financing construction. Therefore, there is no overriding necessity to revise West Penn's ECR in its next ECR filing.

               This rate structure issue is one that will take on added importance in the future as utilities begin to substitute purchases from QFs for their own construction. If QFS begin to represent a more significant portion of a utility's installed capacity, continued recovery of capacity charges on an energy basis through a fuel clause mechanism would incorporate a bias against high load factor customers (usually energy intensive industrial customers). While we have strongly supported the continued development of cogeneration and small power production as in ratepayers' best long-term interests, a rate structure bias against a particular customer class certainly would not be our intent. In order to fully analyze the complexities inherent in a modification to West Penn's ECR so as to achieve ratepayer indifference, we will require a report and recommendation from our Bureau of Audits, with the assistance of the Law Bureau, on how best to proceed. Upon receipt of this report we will determine whether opening a formal investigation into West Penn's ECR or some other action is required. As stated above, the capacity costs currently being recovered through West Penn's ECR are not substantial, and there is no overriding need to implement an ECR modification in West Penn's next ECR filing. Our preference is to proceed on this issue at a slower pace to ensure that the final result will accomplish our objectives. Therefore, we will request the Audits/Law Bureau report within three months of the date of this Order and will endeavor to initiate formal action shortly thereafter.


          8.   Excess Capacity, R.D. at 105-107.
               --------------------------------

               The ALJ recommended a finding that the addition of the QF capacity under consideration does not result in excess capacity under
     Section 1323 of the Public Utility Code, 66 Pa.C.S. (S)1323, with respect to the capacity itself or as to any existing West Penn capacity.

               The OCA's Exceptions request clarification of the scope of the excess capacity determination. Specifically OCA requests a finding that the QF capacity in these proceedings must be considered in determining whether
                                      ----
     future West Penn plant additions represent excess capacity. No Reply
     ------
     Exceptions were filed.

               We affirm the ALJ's decision on this issue. Section 5.3(i) of each of the EEPAs at issue requires, as a condition precedent to West Penn's obligations thereunder, that the Commission either adopt policy guidelines or enter an order to the effect that the QF capacity in question will not be treated as "excess capacity" under Section 1323 either as to the projects themselves or as to any existing West Penn capacity, including the Bath County project. That determination has been made. We see no need to clarify the determination as OCA has suggested. To do so would constitute ruling on the merits of a case that is not before us and clearly would be improper. However, we note in general terms that it has never been our intention to exclude consideration of existing QF capacity from excess capacity determinations for future utility plant. A more specific statement is not appropriate at this time.

          9.   Conclusion.
               ----------

               Phase I of our Order addresses issues that are applicable to each Project and is hereby adopted with respect to all four proceedings and docket numbers under consideration. Resolution of Phase I issues concludes our Order with respect to the Monongahela and Shannopin EEPA. On the basis of Phase I of our Order, the capacity credits of 3.6 (cents)/kwh and
     4.0 (cents)/kwh for Monongahela and Shannopin, respectively, are approved. Orders specific to these two proceedings are appended to this order. Phase II issues remaining for consideration are specific to the Milesburg and Burgettstown Projects. Phase II of our Order in turn will be separated between Docket Nos. P-870216 (Milesburg) and P-880284 (Burgettstown).


                          B. Phase II - Burgettstown
                          --------------------------
                             Docket No. P-880284.
                             -------------------


               North Branch filed a Petition for Modification of its EEPA on April 5, 1989 requesting modification of milestone dates and an increase to its capacity rate to reflect the delay in its in-service date occasioned by the lengthy approval process to which it has been subjected. The capacity credit for Burgettstown was based on the Project being placed in service on October 1, 1991. Among other related milestones, under its EEPA Burgettstown must hold a full financial closing before October 1, 1989 or its EEPA will by its own terms expire. Although West Penn filed the Burgettstown EEPA with the Commission for approval in January 1988, unforseen circumstances have delayed approval for nearly two years Without Commission approval of the EEPA in the form of a final and nonappealable Commission Order, financing
                                     -------------
     and construction cannot take place. As a result, it is impossible for Burgettstown to meet its contractual milestones. North Branch presented unrebutted testimony that financial closing would take six (6) months from the date of a final and nonappealable order, and that construction would take approximately thirty-three (33) additional months, for a total of thirty-nine (39) months.

               The ALJ recommended that North Branch's Petition for Modification be denied. North Branch excepts to the ALJ's failure to recommend modification of the milestones in its EEPA. North Branch also excepted to the failure of the ALJ to recommend an increase to its capacity credit of
     3.6 (cents) /Kwh. However, on September 8, 1989 North Branch filed an Amendment to its Exceptions, thereby withdrawing its request for an increase to its capacity credit. Therefore, the only issue before us is whether or not North Branch's request for an extension to its financing and related milestones should be granted.

               North Branch states that the ALJ's recommendation not to modify the various milestone dates is illogical because litigation before the Commission has prevented North Branch from meeting the milestones. Although the ALJ recommended that North Branch's EEPA be approved, approval Of the FEPA without the requested modification effectively cancels the EEPA and rewards the intervenors for having presented a meritless case. With respect to the ALJ's characterization of North Branch's request for an extension as open-ended, North Branch states it requested six (6) months from a final order for the Financing Closing Date, which is not open-ended. Given the fact that the plant does not have to be in-service until October 1, 1995 to meet West Penn's needs, the Financing Closing Date could occur as late as January 1, 1993 without presenting a risk to West Penn's planning process. North Branch states that the Commission should consider the environmental and economic benefits of the Burgettstown Project, the substantial savings to ratepayers from the Project, the inequity of not granting the extensions, the great effort and expense incurred by the developers, and the reasonableness of the modifications requested when reviewing North Branch's 5 Exception.


          West Penn's Reply Exceptions state that the extensions entail risk to ratepayers that West Penn will not have sufficient time to replace the capacity at a reasonable cost if the Project fails to go in-service at a time when the need is critical. West Penn asserts that projects of this magnitude require years of lead time before construction commences. West Penn states that the developer has the ability to limit its exposure and walk away from the Project at any time, while West Penn does not have the same luxury with respect to its obligation to serve its customers. West Penn states that the ALJ properly questioned whether forced extensions of milestone dates in fully negotiated contracts for an unpredictable period of time should take precedence over a utility's obligation to serve.


          Armco/Allegheny's Reply Exceptions argue that the Commission cannot turn a negotiated PURPA contract into a non-negotiated PURPA contract if the resulting contract is not in compliance with federal and state regulations. Armco/Allegheny state that, if Burgettstown is no longer satisfied with its FEPA, it is free to seek a non-negotiated agreement in compliance with the state and federal regulations through the initiation of a new proceeding at the Commission.


          We will reverse the ALJ's recommendation on this issue. The Burgettstown Project has been before us for approval since January 1988. Due to unforseen events, primarily the issuance of the Commonwealth Court decision in Barasch v. Pennsylvania Public Utility Commission, 119 Pa.
                 -------------------------------------------------
     Commonwealth Ct. 81, 546 A.2d 1296 (1988) ("Milesburg") and the resulting
                                                 ---------
     necessity to initiate a bill insert notification procedure and evidentiary hearings thereafter, resolution of this proceeding has been delayed substantially. In essence, a proceeding that began as a request for a declaratory order evolved in a vigorously contested rate proceeding that took over twice as long to complete as a major general rate increase proceeding under 66 Pa. C.S.
     (S)1308(d). At today's conclusion of the proceeding, we have affirmed the ALJ's recommendation and found that the Burgettstown EEPA should be approved as providing for rates that are at or below West Penn's avoided costs. If we were to deny North Branch's request for modification to its milestone dates, its EEPA with West Penn would expire by its own terms on October 1, 1989. This result would be untenable, akin perhaps to a doctor meticulously evaluating diagnostic procedures for a patient that died for want of treatment.


          In our view it is essential that regulatory delay in the proceeding be recognized and reflected in our Order. To do otherwise would merely extend an open invitation to interventions in opposition to future QF proceedings since intervenors would realize that they could win by default, through the passage of time alone, results that could not be won on the merits. Although we are cognizant of West Penn's concerns regarding orderly capacity planning, our failure to grant North Branch the requested extension would leave an 80 MW shortfall in West Penn's generation plans. If West Penn attempted to make up for the shortfall by beginning the contract negotiation process anew with another developer, we would question the fate of that contract as well in the face of probable opposition and a Commission policy against reflecting and accounting for regulatory delay. To date North Branch has completed substantial development work and the lengthy review process by The Commission finally has been completed. North Branch is ready to proceed to financing, barring any appeals of our Order. Therefore, to in essence "pull the plug" on the Burgettstown Project at this late stage would inject the very uncertainty in West Penn's generation plans that it seeks to avoid. Similarly, it is no answer to, as Amco/Allegheny suggest, require North Branch to begin anew with a new evidentiary proceeding to obtain a contract with West Penn at rates established under the Commission's regulations. The point of requiring North Branch to begin from square one with a complaint proceeding requesting rates higher than the ones it has accepted is lost to us, unless of course the point is to defeat this Project through a war of attrition.


          We therefore will grant North Branch's petition for modification and extend the Financing Closing Date to six months after the issuance of a final nonappealable Commission Order in this proceeding, with corresponding adjustments to related contractual milestones. We also will grant North Branch's August 21, 1989 Application for Stay of the Financing Closing Date in recognition of the fact that, under Section 508, 66 Pa. C.S. (S)508, an Order modifying a contractual provision does not take effect until thirty (30) days after it is entered. Therefore, the effect of Section 10.2(c) of the EEPA will be stayed pending the effective date of the portion of our Order granting the contractual modifications.


                           C.  Phase II - Milesburg

                             Docket No. P-870216.
                             --------------------

          As stated above, Milesburg's contract has been before the Commission and/or the Commonwealth Court since April 2, 1987. The issuance of the Commonwealth Court's decision in Milesburg in August 1988 necessitated the
                                      ---------
     preparation and mailing of a bill insert notice and the holding of hearings before an ALJ. The ALJ has recommended, and we have adopted, an Order affirming the reasonableness of the input assumptions utilized by West Penn's in the calculation of its avoided costs.


          The capacity credit of 3.3c/Kwh in the EEPA was based on an in-service date in 1990. Milesburg's original Financing Closing Date of September 1, 1988 was extended to February 28, 1989 by a Consent Order entered into by all parties and approved by the Commission on September 1, 1988. On February 9, 1989 Milesburg filed a petition to, inter alia, further extend
                                                     ----- ----
     its Financing Closing Date. Although the ALJ issued an order on February 21, 1989 granting the petition, he rescinded it on February 27, 1989 in recognition of the fact that it was issued without a hearing as required by Section 508 of the Public Utility Code, 66 Pa. C.S. (S)508. N.T. at 7. On March 3, 1989 Milesburg filed a Petition for the Issuance of an Interim Emergency Order or Appeal of Judge Gesoff's February 27, 1989 Order. Milesburg requested that the Commission issue an emergency order granting relief from the Financing Closing Date of February 28, 1989 or, in the alternative, reinstate the portion of the ALJ's February 21, 1989 Order that extended the Financing Closing Date while remanding the issue to the ALJ for a hearing on the merits. West Penn and Armco/Allegheny filed responsive pleadings in opposition to Milesburg's March 3, 1989 emergency petition. By Order entered March 31, 1989 the Commission denied Milesburg's request for an Emergency Order but granted limited interlocutory review of the ALJ's February 27, 1989 Order and required all parties to maintain the status quo with respect to the EEPA pending consideration by the ALJ, and ultimately the Commission, on Milesburg's February 9, 1989 petition for modification. Our Order parenthetically noted that:

          [I]t may be in the interests of West Penn and its ratepayers to retain [Milesburg] under a Voluntary agreement setting forth a negotiated rate for the sale of power. Absent a negotiated rate, [Milesburg] is entitled to a capacity (and associated energy) rate determined in accordance with our regulations. A key issue of first impression would be the time frame to be utilized in determining [Milesburg's] avoided cost-based rate. Although we express no opinion on this issue at this time, our preliminary observation is that [Milesburg's] situation may be distinctly different from the situation considered by us in Petition of Pagnotti Enterprises, Docket No. P-870281 (August
                --------------------------------
          19, 1988).  In Pagnotti, a negotiated purchased power rate had been
                         --------
          approved by the Commission on June 30, 1986, and our June 30, 1986 Order became final and nonappealable on July 30, 1986. The project participants in that proceeding failed to meet, in large part, an agreed-upon financing deadline of December 3l, 1986, which occurred approximately five (5) months after the issuance of the final, nonappealable order that is necessary for a project's financing. We found in Pagnotti that, by missing the financing deadline, the project
                   --------
          participants had waived their entitlement to rates based on Pennsylvania Power & Light Company's ("PP&L's") avoided cost projections as of the time that serious negotiations took place, and that the project therefore was entitled to rates based on PP&L's avoided costs projections as of January 1, 1987. In the instant proceeding, [Milesburg] has never been the beneficiary of a final, nonappealable Commission Order approving rate recovery of amounts proposed to be paid by West Penn. In fact, [Milesburgs] agreement with West Penn has been before the Commission and/or the Commonwealth Court for nearly two years. Without a final nonappealable Commission Order, a project such as [Milesburg's] cannot receive financing. Therefore, it may be that, if asked to rule upon this issue of first impression in Pennsylvania, we may determine that [Milesburg) has not waived its entitlement to rates based on West Penn's avoided costs as of the time that serious negotiations between West Penn and [Milesburg] took place;

     Order at 8-9.

          The ALJ recommended that Milesburg's requests to extend its milestone dates and to revise its capacity credit to reflect its delayed in-service date be denied. In the event that the Commission reversed this recommendation, the ALJ recommended that Milesburg's capacity credit be recalculated by incorporating a change in West Penn's methodology to reflect-monthly; as opposed to annual, payments.

          Milesburg excepted, stating that it has been clearly demonstrated that the requested modified rates are at or below West Penn's avoided costs and substantially below the rates to which Milesburg is entitled under the regulations, and that the Project will bring considerable economic and environmental benefits to Pennsylvania. Milesburg states that the requested modified capacity rates are merely the rates that would have been available to it had the delayed in-service date been anticipated. Milesburg asserts that the ALJ's suggestion that Milesburg initiate another proceeding to seek rates under the regulations is illogical because it would cost the ratepayers more for power. Milesburg argues that there never was any intent that the Commission intended to forego review of Milesburg's request, notwithstanding the fact that its EEPA lapsed on February 28, 1989. Milesburg points to language in the September 1, 1988 Consent Order as indicative of an agreement among the parties that the Commission would consider an extension beyond February 28, 1989. Milesburg further points to the Commission's Order of March 31, 1989 as indicative of the Commission's intent that the petition for modification be considered on the merits. Milesburg avers that if the ALJ had correctly recognized the Commission's intent and authority to modify the EEPA, the ALJ would have found the modifications to be in the public interest. Milesburg takes specific exception to the conclusion of the ALJ that there is no evidence on the record upon which to conclude that West Penn is hostile to the Projects, since West Penn refused on two occasions to negotiate modifications to the EEPA, and to the conclusion that West Penn would not have sufficient time to replace the Milesburg capacity should it fail to go in-service. Milesburg states that there is no evidence on the record that indicates Milesburg would fail if its milestones were extended, or that West Penn could not replace the Milesburg capacity. Milesburg states that arguably ratepayers would be better off if the milestones were extended since they would not pay for capacity until a date closer to 1995. Milesburg states that it would be erroneous to deny the extensions based on the fact that the Commission's Order may be appealed --rather, the modifications should be decided on the merits as opposed to the fear of appeals by industrial intervenors. Milesburg states it was incorrect to link consideration of the request for milestone extensions with the request for capacity rate modifications since each issue should be viewed separately on the merits. Milesburg objects to the fact that the ALJ gave little consideration to the fact that Milesburg has spent substantial time and money to advance its Project, noting that adoption of the ALJ's recommendation would discourage other developers from risking an undertaking in Pennsylvania.


          With respect to the ALJ's recommendation to deny the request for increased capacity rates, Milesburg notes that it is merely attempting to duplicate the EEPA that would have been available to it under West Penn's methodology had the regulatory delay been anticipated, and that it is not inconsistent with the serious negotiations standard to use 1986 assumptions with a modified in-service date for the Project. Finally, Milesburg objects to the ALJ's conclusion that the September 1, 1989 Consent Order bars any modification to the capacity credit since the rates requested are not in excess of the rates in the EEPA corrected for the new in-service date.


          With respect to the ALJ's recommendation to modify the methodology utilized for calculating its capacity credit (in the event the Commission ordered extensions to the milestones), Milesburg states that the reduction would be in error since either the Commission's regulations or West Penn's methodology at the time the EEPA was negotiated is the proper benchmark.


          OCA's Exceptions regarding the portion of the R.D. pertaining to modifications to capacity credits state that the ALJ's conclusion that the notice issue would not bar an increase is in error. OCA states that notice would have to be given if any significant increase to the originally noticed EEPAs is granted. Armco/Allegheny similarly excepted to this finding.

          West Penn's Reply Exceptions addressed Phase II issues for Burgettstown and Milesburg together. A brief description of West Penn's Reply Exceptions on the milestone extensions is set forth in the previous section of this Order. With respect to the requested increase to the capacity rates, West Penn states that Milesburg's argument that updating the rate is not an increase is a strained reading of the Consent Order. West Penn states that the EEPA automatically terminated on February 28, 1989 and that the Commission therefore has no authority under Section 508 to modify it. West Penn states that the Commission has no authority to order a new contract because avoided costs must be determined at the time a legally enforceable obligation is incurred. West Penn asserts that, since the EEPA lapsed, it has no legally enforceable obligation.


          OCA's Reply Exceptions do not address the request for extensions to milestone dates. However, OCA supports the recalculation under West Penn's revised methodology of Milesburg's capacity credit, stating that the purpose of the proceeding is to determine West Penn's avoided costs and set rates accordingly. With respect to Milesburg's request for an increase to its capacity credit, OCA states that if rates are locked in as of the time of serious negotiations they cannot be revised, and to do so would give the QF the best of both worlds. Finally, OCA states that Milesburg's on-line date of January 1990 was 33 months from the date West Penn's rate recovery petition was filed and that it is unlikely that the on-line date would have been met under any circumstances.


          Armco/Allegheny's Reply Exceptions state that Section 508 does not empower the Commission to modify a contract that has lapsed and that an increase to rates would violate the September 1, 1988 Consent Order.


          The Projects' Reply Exceptions take issue with OCA's and Armco/Allegheny's argument that an additional bill insert would be required before granting an increase to the capacity credits. The Projects state that the bill insert provided all interested parties with sufficient notice of the nature of the hearing, and that the ratepayers are well represented in these proceedings. The Projects state that a new notice is not required by the Commission every time an impact is modified during the course of a rate proceeding.


          On Milesburg's Phase II issues, we reverse the ALJ. In our opinion the resolution of these issues is clear. We agree with the ALJ that Milesburg's EEPA has lapsed and that modification to the EEPA under Section 508 is a moot point. Nevertheless, Milesburg has been endeavoring to obtain an approved power purchase agreement with West Penn since 1986. Although West Penn does not have a legally enforceable obligation to purchase power under the lapsed

     1987 EEPA, it does have a legally enforceable obligation under PURPA 210 to purchase Milesburg's power at rates determined in accordance with West Penn's avoided cost projections in effect in 1986. The Commission has the responsibility to enforce the provisions of PURPA 210 in Pennsylvania. Milesburg has requested rates based on West Penn's methodology, which we have determined to be the appropriate benchmark of avoided costs in these proceedings. Milesburg has done nothing to waive its entitlement to rates based on avoided costs as of the time of serious negotiations. Therefore, it is our responsibility to require West Penn to enter into a new EEPA with Milesburg, identical in terms with the lapsed EEPA, with extensions to the milestone dates and revised capacity rates that reflect the Project's later in-service date. Specifically, we will require a financing closing date six months after the issuance of a final and nonappealable Order, with similar extensions to related milestones. With respect to the capacity rates, we find no inconsistency with reflecting the Project's later in-service date in the calculation under West Penn's methodology. All of the inputs regarding West Penn's avoided costs will remain the same. The in-service date is not a component of West Penn's avoided costs, or the cost of the 300 MW coal unit, but a component in the calculation of the QF's ability to defer or avoid West Penn's projected costs. West Penn's avoided costs do
                                                                     -----
     not change with changes in a Project's in-service date. Rather, a change in the in-service date changes the capacity credit while keeping West Penn's avoided costs
                          ------                                   -----
     constant.


          With respect to the issue of whether or not the Consent Order bars any in-crease to Milesburg's capacity credit, a reasonable interpretation thereof is that Milesburg agreed to forego an increase based on the six month extension agreed upon by all of the parties. In other words, a reasonable interpretation is that the quid pro quo for getting parties to
                                           ---- --- ---
     agree to the limited six month extension was Milesburg's agreement not to seek a capacity credit increase based on that particular six months. Therefore, we will deduct six months from the anticipated financing and construction period of 36-42 months and set the in-service date at 30 months past the issuance of a final and nonappealable Order in this proceeding.


          With respect to the use of the revised West Penn formula, we agree with the ALJ that the capacity credit should be calculated using the revision. West Penn "fine tuned" its methodology after the issuance of price proposals to Milesburg. Since we are requiring the execution of a new contract, the revision should be incorporated.


          With respect to the suggestion of the ALJ that Milesburg be required to seek a contract in a new evidentiary proceeding under the Commission's regulations, we find that such a requirement would make no sense. Milesburg should not be denied rates based on West Penn's methodology and forced to seek higher rates.
                                                               ------
     Moreover, requiring Milesburg to begin anew with another vigorously contested proceeding likely would result in the abandonment of this Project. For the policy reasons set forth in the section of the Order addressing Burgettstown's Phase II proceeding, we find that a failure in this proceeding to recognize and account for regulatory delay would have consequences contrary to the public interest.


          Finally, we agree with the ALJ's recommendation regarding the notice issue. The original bill insert provided adequate notice to ratepayers of the nature of these proceedings. We cannot help but note that all of the active parties to these proceedings were before us before the preparation and issuance of the bill insert. In other words, the bill insert elicited no active parties. Therefore, a finding that a new bill insert would be required before granting Milesburg's request for modified capacity-rates would elevate form over substance; THEREFORE,

     Petition of West Penn                       Docket No.
     Power Company Re:                           P-880283
     Monongahela Lock and Dam
     No. 8.



          IT IS ORDERED:

          1. That the Petition of West Penn Power Company ("West Penn") for approval of an Electric Energy Purchase Agreement ("EEPA") with Noah Corporation is granted.


          2. That the rates established by the EEPA are approved as just, reasonable, and in the public interest.


          3. That West Penn is authorized to fully collect all costs paid pursuant to the EEPA through the Energy Cost Rate ("ECR"), or such mechanism as may replace the ECR in the future.


          4. That capacity costs paid pursuant to the EEPA will be recovered through the ECR on a demand/energy basis, the particular methodology for which will be established in a separate proceeding that will be initiated after receipt of an advisory report from the Commission's Bureau of Audits.

          5. - That-the addition of capacity under the EEPA does not result in excess capacity under Section 1323 of the Public Utility Code as to the capacity itself or as to any existing West Penn capacity.


                                                       BY THE COMMISSION,

                                                       \s\ Jerry Rich
                                                       ------------------
                                                       Jerry Rich
                                                       Secretary

     (SEAL)

     ORDER ADOPTED:      September 2l, 1989

     ORDER ENTERED:      September 29, 1989

     Petition of West Penn                       Docket No.
     Power Company Re:                           P-880286
     Shannopin Mine Project


          IT IS ORDERED:

          1. That the Petition of West Penn Power Company ("West Penn") for approval of an Electric Energy Purchase Agreement ("EEPA") with Mon Valley Energy Corporation is granted.


          2. That the rates established by the EEPA are approved as just, reasonable, and in the public interest.


          3. That West Penn is authorized to fully collect all costs paid pursuant to the EEPA through the Energy Cost Rate ("ECR"), or such mechanism as may replace the ECR in the future.

          4. That capacity costs paid pursuant to the EEPA will be recovered through the ECR on a demand/energy basis, the particular methodology for which will be established in a separate proceeding that will be initiated after receipt of an advisory report from the Commission's Bureau of Audits.

          5. That the addition of capacity under the EEPA does not result in excess capacity under Section 1323 of the Public Utility Code as to the capacity itself or as to any existing West Penn capacity.


                                             BY THE COMMISSION,

                                             /s/ Jerry Rich
                                             --------------------
                                             Jerry Rich
                                             Secretary

     (SEAL)

     ORDER ADOPTED:      September 2l, 1989

     ORDER ENTERED:      September 29, 1989

     Petition of West Penn                         Docket No.
     Power Company Re:                             P-880284
     Burgettstown Project



          IT IS ORDERED:

          1. That the Petition of West Penn Power Company ("West Penn") for approval of an Electric Energy Purchase Agreement ("EEPA") with North Branch Energy Partners, L.P. ("North Branch") is granted.

          2. That the Petition of North Branch for modification of its EEPA is granted insofar as the Financing Closing Date will be extended to six months after the issuance of a final and nonappealable Order in this proceeding and related contractual milestones will be adjusted accordingly.

          3. That North Branch's Application for Stay of the effect the Financing Closing Date is granted.

          4. That the rates established by the EEPA are approved as just, reasonable, and in the public interest.

          5. That West Penn is authorized to fully collect all costs paid pursuant to the EEPA through the Energy Cost Rate ("ECR"), or such mechanism as may replace the ECR in the future.

          6. That capacity costs paid pursuant to the EEPA will be recovered through the ECR on a demand/energy basis, the particular methodology for which will be established in a separate proceeding that will be initiated after receipt of an advisory report from the Commission's Bureau of Audits.

          7. That the addition of capacity under the EEPA does not result in excess capacity under Section 1323 of the Public Utility Code as to the capacity itself or as to any existing West Penn capacity.


                                             BY THE COMMISSION,

                                             /s/Jerry Rich
                                             -------------------
                                             Jerry  Rich
                                             Secretary

     (SEAL)

     ORDER ADOPTED:      September 2l, 1989

     ORDER ENTERED:      September 29, 1989

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

     Petition of West Penn                      Docket No.
     Power Company Re:                          P-870216
     Milesburg Energy, Inc.



          IT IS ORDERED:

          1. That West Penn Power Company ("West Penn") is directed to enter into an Electric Energy Purchase Agreement ("EEPA") with Milesburg Energy, Inc. within thirty (30) days of the date on which this Order becomes final and nonappealable. The terms and conditions shall be identical to the 1987 EEPA with the milestone extensions and capacity credit modifications set forth in the foregoing Order.


          2. That the rates established by the resulting EEPA are approved as just, reasonable, and in the public interest.


          3. That West Penn is authorized to fully collect all costs paid pursuant to the EEPA through the Energy Cost Rate ("ECR"), or such mechanism as may replace the ECR in the future.


          4. That capacity costs paid pursuant to the EEPA will be recovered through the ECR on a demand/energy basis, the particular methodology for which will be established in a separate proceeding that will be initiated after receipt of an advisory report from the Commission's Bureau of Audits.

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